Exhibit 4.58

Summary Translation of the Non-compete Agreement

Mr. Mo Tianquan (“Mr. Mo”), SouFun Holdings Limited (“SouFun Holdings”) and Chongqing Wanli New Energy Co., Ltd. (“Wanli” or the “Listed Company”) entered into this Non-compete Agreement (the “Agreement”) on May 2, 2016.

Each of the parties to this Agreement is referred to herein individually as a “Party” and collectively as the “Parties.”

WHEREAS:

1.	Wanli is a company limited by shares listed on the Shanghai Stock Exchange (stock code: 600847). As of the date hereof, the controlling shareholder of Wanli is Shenzhen Southern Tong Zheng Investment Co., Ltd. (“Southern Tong Zheng”), which is owned as to 83.33% by Mr. Liu Xicheng, the actual controller of Wanli.

2.	Beijing SouFun Fang Tian Xia Network Technology Co., Ltd. (“SouFun Network”), Beijing Fang Tian Xia Network Technology Co., Ltd. (“Fang Tian Xia Network”) and Beijing SouFun Decorative Engineering Co., Ltd. (“SouFun Decorative,” together with SouFun Network and Fang Tian Xia Network, the “Fang Subsidiaries”) are all wholly foreign owned enterprises duly organized and validly existing under the laws of China, which are 100% owned by SouFun Holdings. As of the date hereof, (1) the 100% equity interests in Beijing SouFun Network Technology Co., Ltd. (“Beijing SouFun Network”), SouFun Media Technology (Beijing) Co., Ltd. (“SouFun Media”), and Beijing Li Man Wan Jia Network Technology Co., Ltd. (“Li Man Wan Jia”) are held by SouFun Network, (2) the 100% equity interests in Beijing Tuo Shi Huan Yu Network Technology Co., Ltd. (“Tuo Shi Huan Yu”) are held by Fang Tian Xia Network, and (3) the 100% equity interests in Beijing Hong An Tu Sheng Network Technology Co., Ltd. (“Hong An Tu Sheng”) are held by SouFun Decorative.

3.	Wanli proposed the following (the “Reorganization”):

A.	Wanli, Southern Tong Zheng and Mr. Liu Xicheng to enter into an Assets Purchase Agreement, whereby Wanli agrees to sell certain assets it owns to Southern Tong Zheng pursuant to the conditions and purchase price thereunder;

B.	Wanli and the Fang Subsidiaries to enter into an Share Subscription and Asset Purchase Agreement, whereby Wanli issues shares to the Fang Subsidiaries to purchase the 100% equity interests in Beijing SouFun Network, SouFun Media, Li Man Wan Jia, Tuo Shi Huan Yu and Hong An Tu Sheng, respectively. (the “Transaction”);

C.	The transactions mentioned in 3(A) and 3(B) is conditional upon each other; if any one of them cannot be closed for whatever reason, the other transaction will be terminated.

4.	After the consummation of the Transaction, Beijing SouFun Network, SouFun Media, Li Man Wan Jia, Tuo Shi Huan Yu and Hong An Tu Sheng will be whole-owned subsidiaries of the Listed Company; Fang Subsidiaries will be shareholders of the Listed Company, whereby SouFun Holdings will beneficially own at least 70% of the shares of the Listed Company through the Fang Subsidiaries; and Mr. Mo will become the actual controller of the Listed Company.

The Parties, through friendly negotiation, for the purpose of the Reorganization, in avoidance of any horizontal competition between Mr. Mo, SouFun Holdings and the Listed Company, herby agree:

Section 1 Definitions

[Intentionally omitted]

Section 2 Scope of Non-compete Business

2.1 The scope of the non-compete business includes: following the date of the consummation of the Transaction, the Main Business of the Listed Company and/or its subsidiaries in any jurisdictions in and outside of China.

2.2 Main Business refers to Internet advertising for real estate and home furnishing industries.

2.3 Any adjustment to the scope of non-compete business provided hereunder shall be made only by a separate agreement among the Parties.

Section 3 Undertakings of Mr. Mo and Soufun Holdings

3.1 Mr. Mo and SouFun Holdings confirms: as of the date hereof, unless otherwise agreed among the Target Companies or set forth in Section 4, Mr. Mo and SouFun Holdings (including its subsidiaries) has not in any way engaged in any business that might, directly or indirectly, compete with the Main Business.

3.2 Each of Mr. Mo and SouFun Holdings hereby undertakes and warrant and that, unless otherwise agreed by the Listed Company and/or its subsidiaries or set forth in Section 4, during the term provided under Article 3.4:

3.2.1 Mr. Mo and SouFun Holdings will not, and will guarantee that their subsidiaries will not, in or outside China, directly or indirectly, engage in any business or activity that are the same or is similar to the Main Business of the Listed Company and/or its subsidiaries, or any business that would commercially compete with the Main Business of the Listed Company and/or its subsidiaries.

3.2.2 If Mr. Mo and SouFun Holdings and/or its subsidiaries further expand their business, they will not compete with the Main Business of the Listed Company and/or its subsidiaries; if competition arises, then Mr. Mo and SouFun Holdings and/or its subsidiaries will avoid such competition by stop operating such business, or integrating such business into the existing business of the Listed Company, or transferring such business to an independent third party.

3.2.3 If any third party offers Mr. Mo and SouFun Holdings and/or its subsidiaries, or Mr. Mo and SouFun Holdings discover any business opportunity (disregarding the value) that constitutes or might constitute substantial competition with the Main Business of the Listed Company and/or its subsidiaries, Mr. Mo and SouFun Holdings shall inform the Listed Company immediately. If the Listed Company intends to agree with the engagement of such business, Mr. Mo and SouFun Holdings shall make any efforts to offer such opportunity to the Listed Company under conditions not less favorable than that offered to Mr. Mo and SouFun Holdings or any independent third party and are deemed acceptable to the third party that offers such business opportunity.

3.3 The following situations will not constitute a breach of Article 3.2 by Mr. Mo and SouFun Holdings:

3.3.1 If Mr. Mo and SouFun Holdings discovered any business opportunity that constitutes or might constitute substantial competition with the Main Business of the Listed Company and/or its subsidiaries, and have informed the Listed Company pursuant to Article 3.2.3, and the Listed Company waived such opportunity, and Mr. Mo and SouFun Holdings and/or its subsidiaries did not engage in such business under more preferable conditions.

3.3.2 The third party made an offer to the Listed Company first, and the Listed Company’s general meeting of shareholders or board of directors approved the plan not to invest or engage in such business offered by the third party after discussion, which is confirmed in written to Mr. Mo and SouFun Holdings, and Mr. Mo and SouFun Holdings and/or its subsidiaries did not engage in such business under more preferable conditions.

3.4 The “term” mentioned in Article 3 of this Agreement means: (i) for Mr. Mo, it refers to the period from the date of the consummation of the Transaction to the date that Mr. Mo is no longer the actual controller of the Listed Company; (ii) for SouFun Holdings, it refers to the period from the date of the consummation of the Transaction to the date that SouFun Holdings is no longer the controlling shareholder of the Listed Company.

Section 4 Special Agreements

4.1 As of the date hereof, Shanghai Jing Rong Information Technology Co., Ltd. (“Shanghai Jing Rong”) has acquired the ICP approval from the Shanghai Communications Administration for the provision of value-added telecommunications services under “fang.com.” Such approval is valid for three years. To ensure the continuous validity of Shanghai Jing Rong’s ICP approval, and with full consideration of the Listed Company or its subsidiaries’ actual need to apply for ICP approval after the date of the consummation of the Transaction, the actual controller promise that one of China Home Holdings (HK) Limited, Bravo Work Investments Limited and Hong Kong Property Network Limited (the “three HK Subsidiaries”), subsidiaries controlled by SouFun Holdings, will be the main foreign investors of the future applicant of the ICP approval.

4.2 Mr. Mo and SouFun Holdings undertake to the Listed Company that during the limitation term, the three HK Subsidiaries shall, for the purpose of Article 4.1, be allowed to continue to engage in Internet advertising business for real estate and home furnishing industries to satisfy the regulation requirement under Article 10 of the Provisions on the Administration of Foreign-funded Telecommunications Enterprises, provided that:

4.2.1 For accomplishment of the purpose in Article 4.1, the three HK Subsidiaries’ operation shall be for the sole purpose of satisfying the minimum performance requirement as required by the Provisions on the Administration of Foreign-funded Telecommunications Enterprises and the approving authority, which in principal shall be less than 1.5 million HK dollars for every accounting year for every HK subsidiary.

4.2.2 When the three HK Subsidiaries meets the minimum performance requirement of an accounting year, they shall not conduct any new business activity with respect to the Internet advertising for real estate and home furnishing industries in that year.

4.2.3 When the three HK Subsidiaries meets the business target provided in Article 4.2.1, they shall notify the Listed Company in written in advance of all business opportunities. Only when the Listed Company expressly waived their preference right in written can the three HK Subsidiaries negotiate with respect to such opportunities. In addition, only when the Listed Company reviewed and approved the core conditions of the relevant transactions (including but not limited to the transaction price) and expressly agreed in written that the three HK Subsidiaries can, individually or together, enter into such transactions can the three HK Subsidiaries, individually or together, enter into such transactions. In that situation, three HK Subsidiaries shall also send the original copy of the transaction agreement to the Listed Company.

4.2.4 As long as the three HK Subsidiaries is in compliance with other provisions under Article 4.2, they can decide the scope of their business and the places they are doing business independently; they can choose their counterparties, conduct negotiation and enter into a transaction independently; they can provide services to customers by taking advantage of their technology and staff members; they can decide on their employee recruitment and everything with respect to the Internet advertising business for real estate and home furnishing industries, and they shall bear all expenses thus incurred.

4.2.5 All of three HK Subsidiaries’ income from Internet advertising business for real estate and home furnishing industries shall be transferred to the Listed Company for free after deducting the expenses set forth in Article 4.2.4.

4.2.6 Given the Listed Company or its subsidiaries’ actual need to apply for the ICP approval after the date of the consummation of the Transaction, Mr. Mo and SouFun Holdings will choose one from the three HK Subsidiaries for the application of the ICP approval, upon which the other two HK subsidiaries shall terminate all of their Internet advertising business for real estate and home furnishing industries immediately and shall not enter into any new transactions with respect to such business, except for performing those signed agreements that has not been fully performed; Mr. Mo and SouFun Holdings further promise that such appointed HK subsidiary no longer has to comply with the abovementioned regulation requirements (such as the minimum performance requirement, etc.), and will immediately terminate all of its Internet advertising business for real estate and home furnishing industries.

4.3 As for the “limitation term” mentioned in Article 4.2 refers to the period from the date of the consummation of the Transaction to the earliest date of the following dates:

4.3.1 the date when Mr. Mo and SouFun Holdings no longer control the three HK Subsidiaries;

4.3.2 the date when Mr. Mo and SouFun Holdings no longer control the Listed Company;

4.3.3 the date when the three HK Subsidiaries terminate the competing business as set forth in this Agreement.

Section 5 Governing Laws and Dispute Resolution

5.1 The PRC law shall govern the execution, validity, interpretation, amendment, termination and resolution of disputes arising out of this Agreement.

5.2 Any dispute arising out of this Agreement shall be resolved through negotiations among the Parties hereto. If such negotiations fail to resolve the dispute, any party may submit such dispute before the people’s court in the jurisdiction where this Agreement is signed. Unless otherwise decided by the court, all expenses in relation to the lawsuit shall be borne by the losing party.

Section 6 Effectiveness and Termination

6.1 This Agreement shall become effective upon its execution by the authorized representatives of all Parties hereto.

6.2 This Agreement shall remain effective until the earliest date of the following date:

6.2.1 The date when the limitation term set forth in Article 3.4 expires, or

6.2.2 After the date of the consummation of the Transaction, the Listed Company ceases its listing on the stock exchange (except that the listing of the Listed Company is temporarily suspended for any reason).

Section 7 Indemnification

Unless otherwise agreed in this Agreement, any nonperformance by any Party shall be deemed a breach of this Agreement. The Party that breaches this Agreement shall resume performance within 30 days upon notice from other Parties in written. Otherwise, the Party shall indemnify the other Parties for any, foreseeable and unforeseeable loss and damage.

Section 8 Equal Responsibility

Unless otherwise agreed in this Agreement, the undertakings of the actual controller and SouFun Holdings were made on behalf of them and their subsidiaries.

Section 9 Miscellaneous

9.1 Each of the Parties shall bear its respective cost and expenses of negotiating, signing and performing this Agreement.

9.2 This Agreement can be amended only upon execution of a written document by all Parties.

9.3 This Agreement is binding upon the Parties, their respective successor and assignee, and is enforceable. Unless agreed by a Party in written in advance, all rights and obligations under this Agreement are not transferable.

9.4 If any provision or portion of this Agreement is determined to be invalid, illegal, or unenforceable, or in conflict with public interests under any applicable PRC laws, the validity, legality and enforceability of the remaining provisions hereunder shall not in any way be affected or impaired.

9.5 This Agreement shall be made in six copies. Each party holds one copy. Other copies shall be used for the application of the Reorganization.

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Chongqing Wanli New Energy Co., Ltd. (Seal)

Legal Representative:	/s/ Liu Xicheng

SouFun Holdings Limited

Authorized Representative:	/s/ Mo Tianquan

Mr. Mo Tianquan	/s/ Mo Tianquan

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